FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

FOR IMMEDIATE RELEASE

TURKCELL’S NUMBER OF SUBSCRIBERS REACHES 28.74 MILLION

Istanbul, Turkey: April 12, 2006 – Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that its total number of subscribers reached 28.74 million as of March 31, 2006 in a stable macroeconomic environment. This is an increase of 3.0% from 27.90 million as of December 31, 2005.

Turkcell added approximately 843,000 net new subscribers in the first quarter of 2006. Turkcell’s subscriber base consists of 5.47 million postpaid and 23.27 million prepaid subscribers. New gross subscribers acquired in the first quarter of 2006 consisted of 89% prepaid and 11% postpaid subscribers.

The continuation of aggressive price based offers of competitors, while further supporting overall growth in our market, led to an increase in our churn rate to 3.51% from 2.86% in the fourth quarter of 2005.

Mr. Muzaffer Akpinar, Turkcell’s CEO, commented “We are pleased with the growth trends and we believe we are well positioned to meet upcoming challenges in our market.”

www.turkcell.com.tr

About Turkcell

Turkcell is the leading GSM operator in Turkey with 28.7 million post-paid and pre-paid customers as of March 31, 2006 operating in a three player market with a market share of approximately 64% as of year end 2005 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 501 operators in 188 countries as of March 31, 2006.  Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,269 million net revenues as of December 31, 2005. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 13.29% by Cukurova Group, 13.07% ,by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 17.56% is free float.

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Bahar Erbengi, Corporate Communications
Tel: + 90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr	Citigate Dewe Rogerson: Europe: Sandra Novakov Tel: +44-207282-1089 Email: sandra.novakov@citigatedr.co.uk or United States: Victoria Hofstad Tel: +1-212-687-8080 Email: vhofstad@sardverb.com

TURKCELL HAS INITIATED A LAWSUIT REGARDING TREASURY SHARE
PAYMENT BASED ON THE AMENDED LICENSE AGREEMENT

Subject:   Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

We previously announced that, the law 5398 effective as of July 21, 2005 regarding the Privatization Applications, in the context of the article 8th of the license agreement dated February 13, 2002, has given Turkcell the right not to pay interest charges for late collections from subscribers, indirect taxes, such as 18% of Value Added Taxes (VAT), and other expenses as well as the accrued amounts that are recorded for reporting purposes, to be applicable as of March 10, 2006.

Even though the law, has given the right to Turkcell not to include the obligations listed above in the calculation of the Treasury Share Payment, Turkcell has realized the payments including related accruals between July 21, 2005 when the law 5398 became effective and March 10, 2006 when the amendment in license agreement was effective, in order not to be obliged from default interest, interest late payment, and the enforcements under the law no 406 of the license agreement.

Turkcell has initiated a lawsuit against Turkish Treasury for the difference between the payments that were realized starting from July 21, 2005 until March 10, 2006 and the required payments based on the Article 15th of the law 5398; totaling to TRY 111,316,407.64 as of the date of the lawsuit, which consists of the principle in the amount of TRY102,648,990.92 and the default interest accrued until the day of lawsuit in the amount of TRY8,667,416.72 and the default interest that would accrue until realized payment date.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S

Nihat Narin Internal Audit 24.04.2006, 09:30	Koray Ozturkler Investor Relations 24.04.2006, 09:30

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: April 24, 2006	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer